SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

BP EXTENDS AND EXPANDS RELATIONSHIP WITH OTI

OTI Grants BP a Worldwide License to Enable Expansion Beyond Africa

Fort Lee, NJ – September 13, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5) today announced that BP Africa, a division of BP p.l.c., has extended and expanded its relationship with OTI. In addition, OTI has granted BP a worldwide license for its petroleum payment solution. OTI is a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications. BP p.l.c. engages in oil and natural gas exploration, and field development and production, as well as in the management of crude oil and natural gas pipelines, processing and export terminals, and liquefied natural gas (LNG) processing facilities worldwide.

In the original contract, OTI, through its subsidiary OTI Africa, created a network of on-road sites equipped with its fuel management system branded in South Africa as FuelMaster Fleet and FuelMaster Express. Under the latest contract, OTI Africa will continue to provide sales, encoding, installation, driver training, maintenance, repair, quality control services, customer care services, help desk services, and technical support and development services at over 500 BP stations in Southern Africa. Separately, BP Africa has established a direct relationship with OTI for the acquisition of equipment and the grant of a worldwide license. In addition to cash payments for equipment, OTI will continue to receive a volume-based remuneration from BP based on all petrol and diesel sold through the use of the FuelMaster System at on-road and home base sites.

Says Fabian Bessick, Product Manager FuelMaster for BP Africa, “This relationship built over many years have contributed significantly to the bottom line of our company and that of our customers through the introduction of management systems which have provided peace-of-mind. We look forward to extend this mutually beneficial relationship with OTI.” Oded Bashan, President & CEO, OTI, stated, “The original purpose was to put a system in place to eliminate fraud, to increase the efficiencies of fleet management and to increase loyalty for BP stations. This contract extension and expansion underscores the success we have achieved and gives BP a license to now expand this program beyond Africa. Our work with BP is another example of why important and influential companies are working with OTI to adopt contactless payment solutions across a wide range of industries globally. Our customers benefit by leveraging OTI’s technology for multiple applications, including loyalty programs, increased retail purchases and improved security, thereby benefiting both consumers and retailers.”

The FuelMaster program monitors and expedites the fueling and payment process for fleets. The system only permits the fueling of designated vehicles, thus eliminating potential fraud. It also brings convenience to fleet managers by providing comprehensive billing, while reporting fuel consumption and mileage.

The FuelMaster Express program, which is aimed at the retail market, uses an OTI contactless smart key fob, which carries a driver’s payment information, to speed transactions. The key fob is presented to the reader located on the fuel pump and will also potentially be used at BP’s convenience stores in future for purchasing and gaining loyalty points.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: September 13th, 2005